2Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10764

OFFERING CIRCULAR SUPPLEMENT NO. 11

Date of Original Offering Circular: May 4, 2018

May 15, 2020

Multi-Housing Income REIT, Inc.

9050 North Capital of Texas Highway

Suite 320

Austin, TX 78759

UpsideAvenue.com

(512) 872-2898

This document (the “Supplement”) supplements the Offering Circular of Multi-Housing Income REIT, Inc. (the “Company”) dated May 4, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

The Company has invested in the entity described below (the “Project Entity”).

Name of Project Entity	Houston Flats JV, LLC
Type of Entity	Limited Liability Company
State of Formation	Delaware
Address of Project Entity	9050 North Capital of Texas Highway Suite 320 Austin, TX 78759
Description of Project Entity’s Real Estate Project	• Two-property Multifamily Portfolio • 737 Units • Currently approximately 50% occupied • Rental range: $630-$1370
Location of Project	Houston MSA
Purchase Price	$62,730,000
Total Project Cost	$69,500,000
Financing (Subject to Change and Satisfaction of Contingencies)

•        $44,787,511 Loan (at maximum draw)

•        Three-year term with two one-year extensions

•        Interest-only during entire loan period

•        Floating rate debt with a spread of 2.93% over LIBOR (1.90% minimum LIBOR floor)

Nature of Company’s Interest in Project Entity	Preferred Equity at an 8% IRR return, compounded monthly
Amount of Actual or Anticipated Investment	$2,000,000 actual investment
Fees and Compensation to Sponsor	3% Property Management fee, 1% Asset Management fee, 5% Construction Management fee, and Promoted Interest
Distributions to Sponsor	The Sponsor receives cash flow distributions as well as a promoted interest above certain return thresholds.

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